Connecticut Water | 2008 Annual Report


TRUST



TRUST – Public Health

When the tap is turned on, clear, clean water fills the glass. Customers trust that we carefully process each drop of water their families consume. Our water goes through extensive testing to ensure its quality. Most importantly, our people are highly skilled professionals who are passionate about meeting customers' expectations for refreshing, safe water. We know there is no substitute for clean, safe water that is simply "too good to bottle."



keith *pumping and treatment*


kristen water treatment
bob water treatment



craig operations management

charlie distribution system operations



TRUST – Public Safety

When the hydrant is opened, tens of thousands of gallons of water will be used to put out the fire. Firefighters rely on our water systems when lives and property are in danger. The fire hydrant is the sentinel on the corner protecting families and businesses. No matter the hour or the weather our people are dedicated to maintaining and operating our distribution system so that the hydrant is ready when the alarm sounds.



ESTER
OSE CO.
7
FIGHTER



ted distribution system operations



TRUST – Communities

People want vibrant communities for themselves and their children. Robust public water systems are a catalyst for business development, job creation, and growth of the local tax base. We partner with communities and invest in our infrastructure to ensure a reliable, abundant supply of water to attract business and create economic opportunities today and in the future. Our systems serve more than 300,000 people living in 54 communities.



pratima accounting


MAIN ST.


tim finance
pakenson billing
ConnecticutWater


lynda engineering



TRUST – Sustainability

If a vine is pruned, it consistently produces high-quality grapes year after year. We too have a strategy for sustainable success. Leadership is not just about achieving peak performance today, but about building the capacity within the organization for sustained performance. Our view is that the responsibilities entrusted to us—public health; public safety; and serving shareholders and communities—require thoughtful and careful planning by us to meet the needs of future generations. Our people manage water sources and watersheds for sustainability so that our children's children will also have them to use and enjoy.



dave *water resource planning*

Dear Shareholders,

Our strategy for growth—infrastructure investment and recovery, acquisitions, and water-related service offerings—continued to deliver solid results in 2008. Income from continuing operations increased 7.4% to $9.4 million from $8.7 million in 2007. Basic earnings per share increased 5.7% to $1.12 from $1.06 in 2007. We ended the year with operating revenues of $61.3 million, a 3.8% increase from $59.0 million in 2007, and we raised our dividend payment for the 39th consecutive year.

The main driver of the revenue increase was a rate increase implemented pursuant to a water rate case we had filed with the state's Department of Public Utility Control (DPUC) in July 2006. In our January 2007 rate case settlement, we were permitted to re-open our rate case to request recovery of financing and operating costs related to $15.5 million of infrastructure investments put into service during 2007. We filed for this additional increment on January 31, 2008, and the DPUC approved it on March 28, 2008. As a result, new rates went into effect on April 1, 2008 that will generate increased revenues of approximately $2.6 million per year.

We will continue to invest capital in the infrastructure required to serve our customers and their communities – and to seek reasonable and regular recovery of that investment, through rate increases. This will remain our primary growth driver.

A new regulatory approach in Connecticut that allows for a revised rate-making process will further enable us to execute this strategy. The Water Infrastructure and Conservation Adjustment (WICA) provides for prompt rate recovery, through a rate surcharge, of financing and operating costs related to capital investments made to replace aged water distribution pipes and other conservation-related investments.

The program allows for semi-annual rate adjustments for eligible infrastructure projects approved by the DPUC. Such projects will benefit customers by improving water quality and reliability of service. They will also help to save precious water resources by reducing water main breaks. The Company has approximately 1,500 miles of pipe that must be systematically replaced over time, and since replacing a foot of pipe today can cost 200 times the price originally paid to install it, this new rate-making process will serve our shareholders as well as our customers.

In response to this new regulatory approach, Connecticut Water will materially increase its capital spending in this area. Our Board of Directors has approved a $26.4 million capital spending plan for 2009, which represents a 33% increase over the $19.9 million spent in 2008.

Acquisitions

The second component of our growth strategy is the acquisition of water and wastewater systems. Our momentum continues here as well. On January 16, 2008, we completed the acquisition of the eastern operations of Birmingham Utilities (BU), which added 2,300 customers, a population of 7,500, and over $1.7 million in revenues in 2008.

Financial Highlights

Years Ended December 31,	*2008*	*2007*	*% Change*
Financials *(In thousands)*			
Operating Revenues	$ 61,270	$ 59,026	3.8%
Non-Water Sales Earnings, Net of Taxes	$ 790	$ 651	21.4%
Net Income Applicable to Common Stock	$ 9,386	$ 8,743	7.4%
Common Stock *(Per Share Data)*			
Basic Earnings Per Average Share	$ 1.12	$ 1.06	5.7%
Stock Price (End of Year)	$ 23.61	$ 23.57	0.2%
Dividends Declared	$ 0.880	$ 0.865	1.7%
Book Value Per Share (End of Year)	$ 12.23	$ 11.95	2.3%
Operations			
Number of Customers (End of Year)	87,361	84,418	3.5%
Number of Employees (End of Year)	226	206	9.7%

This acquisition was immediately accretive to earnings. It also opened up new territory for Connecticut Water, including three BU water systems in close proximity to the University of Connecticut's (UCONN) Storrs campus, whose water supply and distribution system we operate under contract. These water systems, along with our presence at UCONN, position Connecticut Water to be a key player in any regional solution for water supply issues.

On July 23, 2008, we announced that we had reached an agreement to purchase the Ellington Acres Company (EAC). EAC was a regulated water utility serving approximately 750 customers, a population of 2,300 people, in the towns of Ellington and Somers, Connecticut.

The EAC system is located between two of our distribution networks in our largest operation. The acquisition allows us to integrate our piping systems with minimal capital expenditure. The $1.5 million acquisition will result in cost savings of over $2.2 million for Connecticut Water and will improve service and reliability for our customers.

Equally important, EAC was facing about $1.5 million in major capital investments to build a new water treatment plant and storage tank, all of which were avoided by the acquisition. The DPUC approved the acquisition on December 30, 2008, with favorable rate treatment because the transaction results in savings for customers of both companies. The transaction closed on January 16, 2009.

Stewardship also reflects our understanding of the trust yo

Also in 2008, we signed a letter of intent to purchase two separate water systems in Mansfield and Killingworth, Connecticut. These acquisitions will add approximately 500 customers and are expected to close in the second quarter of 2009.

The BU and EAC acquisitions, coupled with organic growth, have increased our customer base to 88,090, a 4.3% increase from the end of 2007. Acquisitions accounted for 84% of that customer growth. We are now serving more than 300,000 people in 54 towns across seven of Connecticut's eight counties.

There remain over 500 separate public water supply systems in Connecticut, which represent a continuing opportunity for growth. By acquiring and integrating such systems, we can grow our customer base, reduce costs for customers, and often avoid capital expenditures that the acquired systems would otherwise have to make.

Moreover, we have in place the core support services – such as customer service, water quality, engineering, and accounting – that enable us to quickly make and integrate acquisitions. This ability and our existing widespread service area give us a competitive advantage over many other water utilities in Connecticut. Acquisitions will continue to be an important component of our growth strategy.

Services and Rentals

Connecticut Water continues to successfully generate additional earnings from non-utility ventures. We focus on ventures that are related to our core business, entail low risk, and require the addition of little or no capital. These businesses form the Services and Rentals segment. We believe they are a good strategic fit with our core business and build our brand across Connecticut and New England.

In 2008, this segment generated $4.9 million in revenue and $0.8 million ($0.09 per share) in after-tax profits. These results compare with $4.4 million and $0.7 million ($0.08 per share) for 2007. Our Linebacker® service line protection program and our utility contract services business constitute the bulk of the segment.

Enrollment in the Linebacker program last year grew to 21,670 customers, a 1.4% increase from 2007. Our contract services business was also quite successful. Pre-tax income nearly doubled in this business in 2008. Typically, we provide operations and maintenance services to the owners of public water systems. We now have over 80 contracts in place with such utilities, primarily in Connecticut. In fact, among the assets we acquired from BU last year were its 35 operating contracts. This expanded the client base of our contract business and the locations served.

We remain pleased with our UCONN partnership, under which we operate the water supply and distribution system for the University's Storrs campus. This partnership gives

u, our shareholder, place in us.



Eric W. Thornburg
Chairman, President and CEO

Stewardship – the way we view our role as an organization

our brand a high-profile presence in an area that is essentially not yet served by public water utilities. Coupled with our existing Mansfield water systems and an additional pending acquisition in that town, the partnership puts us in a strong position to grow in this region. The Storrs campus water system serves a population of 25,000 and delivers 1.5 million gallons a day.

Other 2008 Highlights

"Stewardship" summarizes the way we view our role as an organization that provides drinking water to so many. Embedded in that word are the notions of responsibility and trust. Our customers consume our product every day. Communities rely on us for public health and safety, and they enjoy greater economic development opportunities when a robust public water supply is available.

A core value of our company is service. Our employees are passionate about serving our customers, whether they are colleagues with whom they work or individuals and businesses whom they do not know personally. We strive to deliver high-quality water and service in a responsive and reliable manner, and to serve our customers courteously and professionally.

The commitment of our people translates into high satisfaction levels among our customers. In 2008, we achieved an overall score of 88.1% on the Customer Satisfaction Index as reported by the Center for Research and Public Policy. Such a score is considered world-class. The Center, an affiliate of Sacred Heart University, calculates the index based on a survey of our customers it conducts for us twice a year.

Additionally, in 2008 our employees earned the Connecticut Construction Industry Association's Annual Safety Recognition award for the fifth consecutive year.

They also attracted national media attention with a unique event held to benefit customers and the environment alike. During September 2008, in partnership with CVS Caremark Corporation and the Connecticut Department of Consumer Protection, we held a one-day collection of unwanted medications at our Clinton headquarters. The event provided an opportunity to highlight how to dispose of these products in a safe and environmentally sustainable way, and more than 130 households took advantage of the collection. It was a great success.

Stewardship also relates to the trust you, our shareholder, place in us. We are committed to being a good steward of your investment. For us, that means following a principle of conservative financial management and continuing our track record of consistent financial performance. We focus on achieving high-quality earnings, maintaining a strong balance sheet, and providing a strong dividend yield.

We have paid a dividend for 211 consecutive quarters—that is, without reduction or interruption since our founding nearly 53 years ago. And in 2008, not only did we increase our dividend payment for the 39th straight year,

that provides drinking water to so many.

but we doubled the amount of the increase compared to previous years. Our dividend yield at year-end 2008 ranked #3 among the 10 publicly traded water utilities, and our 3.7% total return to shareholders ranked #2, according to data from Standard & Poor's.

We are also pleased to note the recognition we received from others for our financial performance. In July, we were added to the Russell 3000 Index. This index measures the performance of the 3,000 largest publicly traded U.S. companies, based on market capitalization, and is widely used by investment managers and institutional investors for benchmarking and portfolio composition.

In October, we were recognized as one of America's Finest Companies by The Staton Institute. To be included in Staton's list, a company must achieve at least 10 consecutive years of higher dividends per share or earnings per share or both. Connecticut Water was one of only 307 companies that made the list in 2008, out of more than 19,000 companies that Staton researched.

On January 30, 2009, Connecticut Water was added to the Dividend Achievers' U.S. Broad, NASDAQ, and Select indexes. This recognition was based on our having increased our regular dividend for at least 10 consecutive years and meeting specific liquidity screening criteria – including strong cash reserves, sound balance sheet, and consistent earnings growth.

These recognitions, and the financial success on which they are based, are entirely due to the dedication and hard work of my colleagues at Connecticut Water. I thank them all for the results we have achieved.

I also would like to thank our Board of Directors for their support and encouragement in 2008. Our Lead Director, Don Wilbur, has been extremely helpful to me throughout the year, offering valuable advice and encouragement.

On behalf of my colleagues at Connecticut Water and the Board, we thank you for your support and the privilege to lead this fine company. I look forward to another successful year.

All the Best!

Eric W. Thornburg
Chairman, President and CEO

Basic Earnings per Share from Continuing Operations



0.00
$ 0.24
$ 0.48
2004
2005
2006
2007
2008

Income from Water Activities
(In thousands)



0
$ 1,800
$ 3,600
2004
2005
2006
2007
2008

Service and Rentals Revenues
(In thousands)



0
$ 1,000
$ 2,000
2004
2005
2006
2007
2008

Company-Funded Capital Expenditures
(In thousands)



0
$ 4,000
$ 8,000
2004
2005
2006
2007
2008

One-Year Total Return to Shareholders



- 40%
- 32%
- 24%



$ 0.72
$ 0.96
$ 1.20



$ 5,400
$ 7,200
$ 9,000



$ 3,000
$ 4,000
$ 5,000



$ 12,000
$ 16,000
$ 20,000



- 16%
- 8%
0
8%
Connecticut Water Service, Inc.
S&P 500 Index
S&P Utilities



Connecticut Water and subsidiaries at a glance (as of March 1, 2009)

Connecticut Water Service, Inc. has two principal subsidiaries.

The Connecticut Water Company,

which is regulated by the Connecticut Department of Public Utility Control (DPUC), supplies water to more than 88,000 customers, or approximately 300,000 people, for residential, commercial, industrial, and municipal purposes in 54 Connecticut towns.

Net Utility Plant: $299,233,000 (as of December 31, 2008)

Sources: 18 reservoirs and more than 200 wells

Service Area: Connecticut Water's service area is predominately suburban and rural. Approximately 90% of the Company's customers are classified as residential, and about 7% are classified as commercial or industrial.

New England Water Utility Services, Inc. (NEWUS),

which is not regulated by the DPUC, provides a wide variety of water- and wastewater-related services to residential, commercial, industrial, and municipal clients throughout Connecticut, Massachusetts and Rhode Island.

Services provided by NEWUS include:

> *Contract operation of water and wastewater systems for other utilities, businesses, municipalities, and the University of Connecticut's Storrs campus.*

> *Linebacker®, the Company's service line protection program.*

> *Emergency water delivery to hospitals, businesses, and private well owners via tanker truck.*

Officers, Directors and Committees

Officers

Eric W. Thornburg	*Chairman, President and Chief Executive Officer*
David C. Benoit	*Vice President, Finance and Chief Financial Officer and Treasurer*
Kristen A. Johnson	*Vice President, Human Resources*
Thomas R. Marston	*Vice President, Business Development*
Terrance P. O'Neill	*Vice President, Service Delivery*
Maureen P. Westbrook	*Vice President, Customer and Regulatory Affairs*
Peter J. Bancroft	*Assistant Treasurer and Director, Rates – Forecasting*
Daniel J. Meaney	*Corporate Secretary*
Nicholas A. Rinaldi	*Controller*

Directors and Committees

Age in 2009 in parentheses, followed by committee memberships

Mary Ann Hanley (52) 3	*Assistant to the President of St. Francis Hospital and Medical Center; Director, The Valencia Society (endowment fund)*
Heather Hunt (43) 2, 3	*Executive Director of the New England States' Committee on Electricity, and an attorney with a regulatory law practice*
Mark G. Kachur (65) 2, 3, 4	*Retired; former Chairman, President and Chief Executive Officer of CUNO, Inc. (filter manufacturer)*
David A. Lentini (62) 1, 2, 4	*Chairman, President and Chief Executive Officer of The Connecticut Bank and Trust Company*
Arthur C. Reeds (65) 1, 4	*Retired; Trustee, US Allianz Variable Insurance Products Trust, a mutual fund group affiliated with Allianz Life Insurance Company of North America*
Lisa Thibdaue (56) 1	*Vice President, Rates, Regulatory Affairs, and Compliance, Northeast Utilities*
Eric W. Thornburg (49)	*Chairman of the Board, President and Chief Executive Officer of the Company*
Carol P. Wallace (54) 1, 2	*President and Chief Executive Officer of Cooper-Atkins Corporation (temperature acquisition instruments manufacturer)*
Donald B. Wilbur (67) 2, 3	*Lead Director, Retired; former Plant Manager, Unilever HPC, USA (personal products manufacturing)*

1 *Audit Committee appoints, compensates, and oversees the work of the independent registered public accountants of the Company and The Connecticut Water Company; monitors the Company's financial reporting process and internal control system.*

2 *Compensation Committee determines officer compensation and the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; and administers the Performance Stock Programs.*

3 *Corporate Governance Committee reviews the qualifications and independence standards of director nominees and makes recommendation to the Board and reviews the overall effectiveness of the Board.*

4 *Pension Trust and Finance Committee reviews the Pension Trust Fund of The Connecticut Water Company Employee Retirement Fund, the employee Savings Plan (401(k)), the VEBA Trust Fund for retiree medical benefits, and the Supplemental Executive Retirement Program; reviews and determines actuarial policies and investment guidelines; selects the investment managers; and makes recommendations to and advises the Board on financial policy and issuance of securities.*

Selected Financial Data

Years Ended December 31, (thousands of dollars except per share amounts and where otherwise indicated)	2008	2007	2006
Consolidated Statements of Income			
Continuing Operations			
Operating Revenues	$ 61,270	$ 59,026	$ 46,945
Operating Expenses	$ 47,874	$ 46,324	$ 39,962
Other Utility Income, Net of Taxes	$ 579	$ 552	$ 542
Total Utility Operating Income	$ 13,975	$13,254	$ 7,525
Interest and Debt Expense	$ 5,198	$ 4,411	$ 4,461
Income from Continuing Operations	$ 9,424	$ 8,781	$ 6,708
Cash Common Stock Dividends Paid	$ 7,373	$ 7,146	$ 7,014
Dividend Payout Ratio from Continuing Operations	78%	81%	105%
Weighted Average Common Shares Outstanding	8,377,428	8,270,494	8,187,801
Basic Earnings Per Common Share from Continuing Operations	$ 1.12	$ 1.06	$ 0.81
Number of Shares Outstanding at Year-End	8,463,269	8,376,842	8,270,394
ROE on Year-End Common Equity	9.1%	8.8%	7.0%
Declared Common Dividends Per Share	$ 0.880	$ 0.865	$ 0.855
Consolidated Balance Sheet			
Common Stockholders' Equity	$ 103,476	$ 100,098	$ 95,938
Long-Term Debt (Consolidated, Excluding Current Maturities)	$ 92,227	$ 92,285	$ 77,347
Preferred Stock	$ 772	$ 772	$ 772
Total Capitalization	$ 196,475	$ 193,155	$ 174,057
Stockholders' Equity (Includes Preferred Stock)	53%	52%	56%
Long-Term Debt	47%	48%	44%
Net Utility Plant	$ 299,233	$ 277,662	$ 263,187
Total Assets	$ 372,431	$ 360,813	$ 328,140
Book Value—Per Common Share	$ 12.23	$ 11.95	$ 11.60
Operating Revenues by Revenue Class			
Residential	$ 37,963	$ 38,354	$ 29,067
Commercial	$ 7,150	$ 6,762	$ 5,652
Industrial	$ 1,822	$ 1,764	$ 1,589
Public Authority	$ 2,027	$ 1,924	$ 1,507
Fire Protection	$ 10,606	$ 9,482	$ 8,708
Other (Including Non-Metered Accounts)	$ 1,702	740	$ 422
Total Operating Revenues	$ 61,270	$ 59,026	$ 46,945

Number of Customers (Year-End)	87,361	84,418	83,247
Billed Consumption (Millions of Gallons)	6,895	7,257	6,918
Number of Employees	226	206	200

2005	2004	2003	2002	2001	2000	1999
$ 47,453	$ 46,008	$ 44,598	$ 43,278	$ 42,885	$ 41,512	$ 42,624
$ 37,486	$ 35,487	$ 33,380	$ 31,917	$ 31,651	$ 30,263	$ 31,324
$ 571	$ 520	$ 465	$ 316	$ 276	$ 261	$ 135
$ 10,538	$ 11,041	$ 11,683	$ 11,677	$ 11,510	$ 11,510	$ 11,435
$ 3,583	$ 3,451	$ 4,369	$ 4,241	$ 4,290	$ 4,402	$ 4,447
$ 7,166	$ 9,163	$ 8,890	$ 8,318	$ 8,637	$ 7,925	$ 7,489
$ 6,773	$ 6,641	$ 6,529	$ 6,277	$ 6,105	$ 5,890	$ 5,688
95%	72%	73%	75%	71%	74%	76%
8,094,346	7,999,318	7,956,426	7,717,608	7,619,031	7,604,546	7,593,376
$ 0.89	$ 1.15	$ 1.12	$ 1.08	$ 1.13	$ 1.04	$ 0.99
8,169,627	8,035,199	7,967,379	7,939,713	7,649,362	7,604,594	7,596,141
7.6%	10.4%	10.7%	10.4%	12.2%	11.8%	11.5%
$ 0.845	$ 0.835	$ 0.825	$ 0.814	$ 0.804	$ 0.795	$ 0.787
$ 94,076	$ 87,865	$ 83,315	$ 79,975	$ 70,783	$ 67,110	$ 64,915
$ 77,404	$ 66,399	$ 64,754	$ 64,734	$ 63,953	$ 66,283	$ 67,099
$ 847	$ 847	$ 847	$ 847	$ 847	$ 847	$ 847
$ 172,327	$ 155,111	$ 148,916	$ 145,556	$ 135,583	$ 134,357	$ 133,003
55%	57%	57%	56%	53%	51%	49%
45%	43%	43%	44%	47%	49%	51%
$ 247,703	$ 241,776	$ 235,098	$ 229,097	$ 202,330	$ 193,169	$ 187,613
$ 306,035	$ 290,940	$ 281,345	$ 264,799	$ 231,714	$ 222,546	$ 218,323
$ 11.52	$ 10.94	$ 10.46	$ 10.07	$ 9.25	$ 8.82	$ 8.55
$ 29,980	$ 28,974	$ 27,831	$ 27,310	$ 27,318	$ 26,056	$ 27,077
$ 5,619	$ 5,479	$ 5,327	$ 5,141	$ 5,024	$ 4,920	$ 5,160
$ 1,538	$ 1,635	$ 1,616	$ 1,709	$ 1,687	$ 1,905	$ 1,850
$ 1,625	$ 1,430	$ 1,302	$ 1,245	$ 1,272	$ 1,294	$ 1,374
$ 8,267	$ 8,087	$ 8,026	$ 7,355	$ 7,110	$ 6,884	$ 6,788
$ 424	$ 403	$ 496	$ 518	$ 474	$ 453	$ 375
$ 47,453	$ 46,008	$ 44,598	$ 43,278	$ 42,885	$ 41,512	$ 42,624

81,763	80,563	79,576	78,393	71,576	70,444	69,416
7,276	7,801	7,640	7,418	7,259	6,082	6,430
191	193	195	191	181	184	180

Shareholder Information

Shareholder Contact

Daniel J. Meaney
Corporate Secretary
Connecticut Water Service, Inc.
93 West Main Street
Clinton, CT 06413
Tel: 1-800-428-3985, Ext. 3016
Fax: 1-860-669-5579
Web site: www.ctwater.com
Email: dmeaney@ctwater.com

Annual Meeting

Wednesday, May 13, 2009
Water's Edge
1525 Boston Post Road
Westbrook, Connecticut 06498

Independent Public Accountants

PricewaterhouseCoopers LLP
Stamford, Connecticut

Transfer Agent for Registered Shareholder Accounts

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Tel: 1-800-368-5948
Fax: 1-908-497-2318
(from 8:00 AM to 7:00 PM EST)
Web site: www.rtco.com
Email: info@rtco.com

Number of Registered Shareholders

Accounts as of March 1, 2009: 4,000

Legal Counsel

Murtha Cullina LLP
Hartford, Connecticut

Stock Trading, Dividends, Preferred Stock

- *Common Stock of Connecticut Water Service, Inc. is traded on NASDAQ; symbol CTWS. Projected dividend dates are 3/16/09, 6/15/09, 9/15/09, and 12/15/09.*
- *Cumulative Preferred A is not publicly traded. The current quarterly dividend is $0.20 per share.*
- *Preferred 90 is traded on NASDAQ; symbol CTWSP. The current quarterly dividend is $0.225 per share.*

Dividend Tax Status

- *The Company estimates that all common stock dividends paid in 2008 are taxable as dividend income. Registered shareholders receive the appropriate tax forms from Registrar and Transfer Company in January for dividends received in the previous year.*

Features of the CTWS Dividend Reinvestment and Common Stock Purchase Plan

- *$25 minimum/$1,000 maximum optional monthly reinvestment.*
- *Automatic cash reinvestment withdrawals from your bank account.*
- *Optional cash reinvestments are made on the 15th of every month. (Checks for reinvestment should be payable to Registrar and Transfer Company (RTC) and received by RTC five business days before the 15th.) Plan Prospectus available at www.rtco.com or www.ctwater.com.*



Connecticut Water, as a conservator of the environment, is committed to managing natural resources in a manner that promotes water conservation, source protection, and preservation of open space while meeting our customers' needs for a reliable supply of high-quality drinking water that meets all state and federal drinking water standards.

ConnecticutWater

Web site: www.ctwater.com

